UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-32210

Northern Dynasty Minerals Ltd.
(Translation of registrant’s name into English)

15th Floor - 1040 W. Georgia St., Vancouver, BC, V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  ] Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended June 30, 2018 and 2017

99.2	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2018

99.3	Form 52-109F2 Certification of Interim Filings - Full Certificate - CEO

99.4	Form 52-109F2 Certification of Interim Filings - Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Dynasty Minerals Ltd.
(Registrant)

Date: August 15, 2018	By:	/s/ Ronald W. Thiessen
	Name:	Ronald W. Thiessen
	Title:	Chief Executive Officer